UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MAJESTIC CAPITAL, LTD.

(Name of issuer)

Common Shares, $0.01 Par Value Per Share

(Title of class of securities)

G5760D103

(CUSIP number)

David P. Delaney, Jr., Manager
Bayside Capital Partners LLC
370 West Park Avenue
Long Beach, New York 11561
(516) 431-4441

(Name, address and telephone number of person authorized to receive notices and communications)

September 21, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.   G5760D103
1	NAME OF REPORTING PERSONS Bayside Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,774,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based upon 16,898,241 common shares outstanding as of September 21, 2010, as set forth in the Merger Agreement (as defined below), although the Company’s bylaws limit the voting power of these shares to 9.9% of the Common Shares.

SCHEDULE 13D
CUSIP No.   G5760D103
1	NAME OF REPORTING PERSONS David P. Delaney, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,774,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based upon 16,898,241 common shares outstanding as of September 21, 2010, as set forth in the Merger Agreement (as defined below), although the Company’s bylaws limit the voting power of these shares to 9.9% of the Common Shares.

Item 1.	Security and Issuer.

This Statement is being filed with respect to the common shares, $0.01 par value per share (the “Common Shares”), of Majestic Capital, Ltd., a Bermuda corporation (the “Company”). The address of the principal executive offices of the Company is P.O. Box HM 2062, Hamilton HM HX, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is filed by Bayside Capital Partners LLC, a Delaware limited liability company (“Bayside”) and Mr. David P. Delaney, Jr., a United States citizen, as manager of Bayside.

Bayside is a company formed for the purpose of acquiring, and serving as a holding company for, the Company. Bayside and Mr. Delaney will be collectively referred to as the “Reporting Persons” for purposes of this Schedule 13D. The principal address of each of the Reporting Persons is c/o Bayside Capital Partners LLC, 370 West Park Avenue, Long Beach, New York 11561.

 During the last five years, neither the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

As more fully described in Item 4, no Common Shares have been purchased by the Reporting Persons. As an inducement to Bayside entering into the Merger Agreement, and in consideration thereof, a shareholder of the Company, Daniel G. Hickey, Sr. entered into a voting agreement with Bayside, dated as of September 21, 2010 (the “Voting Agreement”), filed herewith as Exhibit 99.2, pursuant to which Mr. Hickey has agreed to vote all Common Shares now owned, or which he will own prior to the effective time of the Merger and Amalgamation, in favor of the adoption of the Merger Agreement. Other than consideration to be paid pursuant to the Merger Agreement, the Reporting Persons have paid no consideration to Mr. Hickey in connection with the Voting Agreement.

Item 4.	Purpose of Transaction.

Bayside and Mr. Hickey entered into the Voting Agreement as an inducement to Bayside’s willingness to enter into the Merger Agreement. The purpose of the Merger Agreement is to acquire control of, and the entire equity interest in, the Company. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On September 21, 2010, the Company entered into an Agreement and Plan of Merger and Amalgamation (the “Merger Agreement”) with Bayside and M&A Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, M&A Sub will be merged and amalgamate with the Company, with the resulting amalgamated company becoming a wholly owned subsidiary of Bayside (the “Merger”).

At the effective time of the Merger, (1) each outstanding Common Share and Class B share of the Company, other than shares owned by the Company or any subsidiary of the Company, will be canceled and converted into the right to receive payment of cash in an amount equal to $0.45 (the “Merger Consideration”); and (2) each outstanding restricted share of the Company granted pursuant to the Company’s 2005 Long Term Incentive Plan will fully vest and be converted into the right to receive the Merger Consideration less any required withholding taxes.

The completion of the Merger is subject to various customary conditions, including among others (i) obtaining the approval of Company’s shareholders, (ii) receipt of insurance regulatory approvals, (iii) adoption of certain amendments to the governing documents of the Company’s Trust Preferred Securities, and (iv) modification of the Company’s lease of office space in Poughkeepsie, New York on terms that are acceptable to Bayside. In the Merger Agreement, the Company has made customary representations, warranties and covenants, including agreements restricting the Company’s operations in certain respects pending the closing.

Upon consummation of the Merger, the Common Shares will no longer be publicly traded on the OTC Bulletin Board and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Voting Agreement

Concurrently with entering into the Merger Agreement, Bayside and Mr. Hickey entered into Voting Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, Mr. Hickey has agreed, among other things, to vote shares of Common Shares held by him on the date of the Voting Agreement or acquired after that date (the “Subject Shares”) in favor of the adoption of the Merger Agreement and any related matter that must be approved by Company shareholders in order for the Merger to be consummated. Prior to the termination of the Voting Agreement, Mr. Hickey has also agreed to vote against or not consent to any (i) alternative merger or acquisition proposals (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company (other than the Transaction), (iii) extraordinary dividend, distribution or recapitalization by the Company or change in capital structure of the Company or (iv) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement.

The Voting Agreement also restricts, subject to certain exceptions, the transfer of the Common Shares held by Mr. Hickey. The covenants and agreements to vote the Common Shares held by Mr. Hickey pursuant to the Voting Agreement will terminate upon the earlier of (a) the approval and adoption of the Merger Agreement; (b) the termination of the Merger Agreement in accordance with its terms; (c) the written agreement of Bayside and Mr. Hickey; and (d) the amendment or modification of the Merger Agreement to reduce the per share consideration offered to shareholders or otherwise change the terms and conditions, taken as a whole, of the Merger Agreement in a way that is materially adverse to the holders of Common Shares.

Under the terms of the Voting Agreement, Mr. Hickey granted Bayside an irrevocable proxy with respect to the Common Shares covered by the Voting Agreement. The irrevocable proxy allows Bayside to vote such shares in the manner set forth above.

As of September 21, 2010, Common Shares beneficially owned by Mr. Hickey constituted 10.5% of the total issued and outstanding shares of the Company.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Voting Agreements are filed as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Merger Agreement or the Voting Agreement, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)    As described in Item 4 of this Schedule 13D, as a result of the Voting Agreement and based on information provided by Mr. Hickey, an aggregate of 1,774,837 Common Shares representing approximately 10.5% of the outstanding Common Shares as of September 21, 2010, are subject to the Voting Agreement. The Reporting Persons share voting power over such Common Shares. The information set forth in Item 4 is incorporated herein by reference.

(c)           Except as received pursuant to the Merger Agreement, and the transactions contemplated by such agreement, neither the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)—(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

To each Reporting Person’s knowledge, other than as described in Items 3, 4 and 5 of this Schedule 13D, which descriptions are incorporated by reference in response to this Item 6, there is no contract, arrangement, understanding or relationship (legal or otherwise) among any of the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1
Agreement and Plan of Merger and Amalgamation, dated September 21, 2010, among Bayside Capital Partners LLC, Majestic Acquisition Corp, and Majestic Capital, Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Majestic Capital, Ltd. on September 21, 2010).

99.2	Voting Agreement dated September 21, 2010.

*  *  *  *  *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 27, 2010

Bayside Capital Partners LLC

By:	/s/ David P. Delaney, Jr.
Name: David P. Delaney, Jr.
Title: Manager

Dated:   September 27, 2010

/s/ David P. Delaney, Jr.
Name:	David P. Delaney, Jr.,
as Manager of Bayside Capital Partners LLC